Mail Stop 4561


      February 1, 2006



Thomas Blakeley
Chief Executive Officer
American Mold Guard, Inc.
30200 Rancho Viejo Road, Suite G
San Juan Capistrano, California 92675

Re:	American Mold Guard, Inc.
      Registration Statement on Form SB-2
      Filed on January 6, 2006
      File No. 333-130889

Dear Mr. Blakeley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
2. Please provide us with copies of the relevant portions of cites found within your prospectus. We note, for example, the reference to the A.M. Best Company rating on page 3, and the reference to the California Air Resources Board and Building Green on page 30.
3. We note the selling-shareholder component of your registration statement. Please identify any selling shareholder who is a registered broker-dealers or an affiliate of a broker dealer. Additionally, tell us if the broker-dealer received the securities as underwriting compensation.
4. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation. Accordingly, your statement on the Plan of Distribution alternate page for the Selling Securityholder Prospectus that the selling security holder "may be deemed an underwriter" is not sufficient if the selling shareholder is a broker-dealer.
5. If any of the selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Prospectus Cover Page
6. We note the disclosure regarding your intention to apply to list the securities on the Nasdaq and the Pacific Exchange. Please advise us whether you are reasonably assured that the securities will be accepted for listing.

Prospectus Summary
7. We note that you intend to convert all outstanding shares of Series A and Series B Convertible Preferred Stock into shares of common stock on the date of the prospectus. Please advise us whether the Preferred Shares will be converted into shares registered pursuant to the initial public offering, or whether you are relying upon an exemption from registration. Upon reviewing your response, we may have further comment.
8. We note the reference in paragraph four to the Lennar
Corporation,
DR Horton, Inc., the Warmington Group, and Centex Corporation. Please confirm that the list of builders you have included is representative of your customer base. Listing only the largest or most well-known builders may not provide an accurate profile of American Mold Guard`s customer base.
9. Please revise your summary to provide a balanced view of the key aspects of your offering. Disclosure that highlights characteristics of the offering that you consider to be attractive to an investor should be balanced by disclosures of the most significant risks of the offering.
10. We note the inclusion on page 1 of disclosure with respect to your revenue growth from 2003 through September 30, 2005. In the interest of presenting a balanced view of American Moldguard, Inc., please revise to include disclosure with respect to the extent of your losses.

The Offering - page 4
11. Please revise to reference the page upon which risk factor disclosure may be found.

Summary Financial Information - page 6
12. We note that you intend to issue 140,522 shares of common stock prior to the date of the prospectus in satisfaction of $58,947 of debt, as an interest payment. Please clarify whether this issuance is intended to satisfy the debt, or is merely a payment against interest. Also, please advise us upon which exemption from registration you intend to rely for the issuance of the common shares, and provide us with the legal analysis whereby you determined the exemption to be appropriate. Finally, advise us why you believe this issuance of common stock ought not be deemed integrated with the offering here being registered.




Risk Factors - page 7

General
13. Please revise your risk factors as appropriate to identify the risk investors face, rather than referring generically to an "adverse effect." Risk factors needing revision include:

* We have a history of losses and cash flow deficits and we expect to
continue to operate at a loss and to have negative cash flow for the
foreseeable future. This could have an adverse impact on the market
price of our securities. - page 7
* If we need to raise additional capital in the future, we may not be
able to do so on terms that are reasonable, if at all. This could have an adverse effect on our operating and financial performance, which, in turn, could negatively impact the price of our securities.
- page 8
* If we fail to keep up with changes in our industry, we will become
less competitive, which will adversely affect our financial
performance. - page 9
* We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance. - page 11

Risks related to Our Business - page 7

Our independent registered public accounting firm has substantial doubt about our ability to continue as a going concern - page 7
14. Please revise both the risk factor heading and the attendant disclosure to clarify the risk to investors related to your possible inability to continue as a going concern, which would appear to be the possible loss of one`s entire investment.

A significant portion of our sales is derived from a limited number of customers. If any of these customers decide they no longer will use our services, our financial performance will be severely and adversely impacted. - page 9
15. Please revise to identify the customer accounting for more than
30.9% of your revenues.

Risks Related to this Offering - page 11

Our stock price will fluctuate after this offering, which could result in substantial losses for investors and significant costs related to litigation. - page 11
16. We note the reference to securities litigation in the final paragraph of this risk factor. To the extent that you believe this risk is a material risk to the company, please revise to address it as a separate risk factor with its own heading.

As a public company, our administrative costs will be significantly higher than they are now, making it more difficult for us to be cash flow positive and profitable. - page 12
17. Please revise, if possible, to provide an estimate of the costs you expect to incur related to being a reporting company.

Use of Proceeds - page 15
18. Please disclose the meaning of "non-accountable expense allowance."
19. Please disclose that a portion of the debt to be repaid is owed to the managing underwriter of this offering.

Capitalization, page 17
20. Please advise us why the issuance of additional shares of common stock with no par value would cause increases in your additional paid-in capital account. We note that the pro forma APIC account reflects the value of 140,522 shares issued in satisfaction of debt and the pro forma as adjusted APIC account reflects the estimated proceeds of this offering. In addition, please advise us and expand upon your description of the adjustments to include 1) what specifically caused the $1,184 increase in the pro forma common stock account and 2) the amount of the proceeds from this offering that are being allocated to the shares of common stock and the warrants, respectively.

Management`s Discussion and Analysis - page 21

Overview - page 20
21. Please address any known trends that may impact your future financial condition or operating performance, including housing construction market trends and competitive trends.

Critical Accounting Policies and Estimates, page 22
22. Please expand the discussion of each of your policies to include disclosure about how the estimates are made and the types of assumptions relied upon. For example, under Stock-Based
Compensation, discuss how you calculate the fair value of options/warrants and your basis for the assumptions used in such calculations.


Results of Operations, page 24
23. Please revise your discussion of changes in revenues to discuss and quantify the effects of changes in fees, volume of engagements, and any other significant factors on your revenues for the period, in accordance with Item 303(b)(1) of Regulation S-B. You should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist.
24. When more than one factor is cited in explaining a change in a financial statement item, the amounts related to each significant individual factor should be quantified unless not practical.
Also,
similar to the previous comment regarding revenues, you should discuss why these changes occurred and whether these matters are expected to have an impact on future operations, including any material trends that may exist. Please apply this general guidance throughout Management`s Discussion and Analysis.
25. For those line items that have increased in dollar amount, but significantly decreased as a percentage of revenue, discuss the reasons for the decrease as a percentage as well as the reasons for the dollar increase.

Cost of Revenue - page 24
26. Please revise to include the percentage by which cost of revenue increased during the comparison period.
27. We note your disclosure that you initiated your own workman`s compensation insurance policy. Please expand your disclosure to address any risks resulting from this development and the impact, if any, on your liquidity needs and contingent liabilities.

Liquidity and Capital Resources, page 26
28. We noted that your Liquidity and Capital Resources discussion in
Management`s Discussion & Analysis is, in part, a recitation of your cash flow in narrative form. In accordance with Item 303 of Regulation S-B and FRR 72, please revise future filings to discuss the factors that drive cash flows rather than simply discuss the line items that appear on the cash flow statement. In addition, discuss those items which management specifically believes may be indicators of the company`s liquidity condition in both the short term and long term.





Business - page 29

Industry Background - page 29
29. Please advise us for the basis for your belief, as discussed in paragraph three, that you are the largest mold prevention service company in the United States.

Sales and Marketing - page 31
30. Please revise the fourth paragraph to include the material terms of the Joint Marketing Agreement entered into with Gulf Coast Mold Guard, LLC.

Management - page 35
31. Please advise us of the circumstances surrounding Mr. Barnes` resignation as president effective November 30, 2005.
32. Please revise, if known, to identify the director nominees included in the listing of your executive officers and directors.

Summary Compensation Table - page 37
33. Please provide footnote disclosure regarding the items included as "Other Compensation."

Principal Shareholders - page 43
34. Please revise to indicate the name of the natural person or persons holding voting control and dispositive power over the shares held by Seagrove, LLC.

Registration Rights - page 49
35. We note that you intend to issue 227,660 Class A warrants and 113,830 Class B warrants and 341,490 shares of common stock underlying the warrants to Crestridge Investments AMG Moldguard LLC in exchange for the 170,745 warrants it already owns. Please advise us as to the timing of this issuance, and of the exemption from registration you intend to rely upon for the issuance of the warrants and shares, as well as providing the legal analysis whereby you determined that the exemption may appropriately be relied upon. Upon review, we may have further comments.

Underwriters - page 50
36. Please confirm, if true, that Paulson Investment Company, Inc. is the sole underwriter.

Prospectus Cover Page [alternate page for Selling Security Holder
Prospectus]
37. Because there is one selling shareholder only, please revise to name Crestridge Investments AMG Moldguard, LLC.
38. Please revise to include the page upon which risk factor disclosure begins. Please similarly revise the risk factor reference under "The Offering" on the alternate page for selling security holder prospectus page 2.

Plan of Distribution [alternate page for Selling Security Holder
Prospectus]
39. Please revise the first sentence to clarify that sales may only occur at "such prices as the [selling stockholder] determines" if the securities are listed. If there is no market for the securities the offering must be at a fixed price.

Selling Security Holder [alternate page 4 for Selling Security
Holder
Prospectus]
40. Please revise to indicate the name of the natural person or persons holding voting control and dispositive power over the shares held by Crestridge Investments AMG Moldguard, L.L.C.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4
41. Please revise your consolidated statements of operations to reconcile the net loss from continuing operations to net loss attributable to common stock. Refer to paragraph 40 of SFAS 128. Please make similar revisions to your disclosures on pages 5 and 19.

Consolidated Statements of Stockholders` Deficiency, page F-5
42. Please present as a line item separate from stock issued for cash, the 12,500 shares of Series B preferred stock reacquired in September 2004. Also tell us how you have accounted for the reacquired shares (i.e. specify whether they have been retired or whether they are considered treasury stock).

Consolidated Statements of Cash Flows, page F-7
43. We note numerous instances where equity instruments have been issued, but the amounts on the consolidated statements of cash flows do not agree to the amounts in your consolidated statements of shareholders` deficiency. For example, in 2003 a $293,718 adjustment to net loss for common stock issued in payment of interest expense appears to correlate to stock issued for employee compensation and stock issued in payment of services on the consolidated statements of shareholders` deficiency. Stock issued in payment of interest ($16,000) and for services rendered by the founders ($9,500) do not appear to be represented at all. Please provide us with a detailed reconciliation of amounts presented in your consolidated statements of cash flows to the amounts in your consolidated statements of shareholders` deficiency.

Note 1. Organization and Nature of Operations

Acquisition of Trust One Termite, Inc., page F-8
44. We note that you valued the acquisition of Trust One Termite, Inc. based upon the estimated value of your common stock. Please advise us how you determined that the value of your common stock was more reliably measurable than the fair value of the assets and liabilities acquired as part of the business combination. Refer to paragraph 6 of SFAS 141.
45. Remove the 2003 pro forma financial results related to the Trust
One acquisition, as a pro forma income statement should not be presented for more than one complete fiscal year. You may show pro forma results for the latest interim period.

Note 3. Summary of Critical Accounting Policies

Stock-based Compensation, page F-12
46. Please correct the date of inception in the first column of the table at the bottom of this page.
47. We note that the amounts presented as "basic-as reported" in this table do not agree to your consolidated statements of operations. Please revise to present historical and pro forma net loss per share calculated in accordance with SFAS 128.

Note 6. Notes Payable

Short Term Loans:

2004, page F-15
48. Please clarify whether the interest rate of 3% per month is truly
3% per month or 3% per annum payable monthly.


2005, page F-16
49. Please clarify to us the terms of the unsecured promissory notes issued on September 20, 2005. Specifically tell us whether you are required to pay back the $1.5 million principle, in cash; interest;
and $1.5 million worth of your securities (i.e. whether you pay back the notes with a combination of cash and securities worth a total in excess of $3 million).
50. Also, explain whether the 1.2 million shares of common stock that must be issued if a qualified sale has not occurred by December 31,
2006 is in addition to $1.5 million of your securities or in lieu of
$1.5 million of your securities.
51. Please advise us of the value, if any, assigned to the right to receive additional equity securities issued in connection with the 10% unsecured promissory notes. It appears that all of the proceeds were allocated to debt, when a bifurcation between debt and the attached rights may have been more appropriate. Please advise us what consideration you gave to APB 14 and EITF 00-19 when determining the accounting treatment for these notes.

Note 7. Capitalization

Series B Preferred Stock, page F-17
52. Please clarify how the repurchase price of $6 per share was determined.
53. Please explain whether the $75,000 note payable bears interest and, if so, disclose the rate and any other significant terms.

Note 10. Commitments and Contingencies

Employment Agreements, page F-21
54. Please correct the discrepancy between the chief executive officer`s base salary as stated in the second paragraph and as stated in the table below.

Income Tax Returns, page F-21
55. We note that you have not filed federal or state income tax returns for 2003 or 2004. Despite the fact that you have experienced losses since inception, it appears that you may still have an obligation to file income tax returns. Please tell us whether you have filed for extensions or whether you have had any other communications with the IRS. Also, tell us how you have considered the impact of any potential penalties or fines that may be assessed due to your delinquent filings in accordance with SFAS 5.

Item 26. Recent Sales of Unregistered Securities
56. We note that in September 2005 you sold $1.5 million aggregate principal amount of 10% unsecured promissory notes due August 31, 2006, and the right to receive $1.5 [million] worth of units sold in the instant offering based on the initial public offering price per unit, in reliance upon the exemption from registration under Section
4(2) of the Securities Act of 1933. Please clarify whether the right to receive units is pursuant to a conversion feature of the notes or if it is a separate right. In addition, please provide us with your analysis addressing why this placement should not be integrated with this offering.

Item 28.  Undertakings
57. We note that you have included the undertaking applicable to registration statements that rely on Rule 430B. Please confirm your understanding that this registration statement will rely on Rule
430B
and not Rule 430C. If not, please revise to include the appropriate undertaking.

Exhibit 5.1
58. The references to the securities registered in (n), (o), (p) and
(q) of the first paragraph do not conform to the registration statement. Please revise or advise.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact William Demerest, Accountant, at (202) 551-
3432
or Kristi Beshears, Senior Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Joel J. Goldschmidt, Esq. (via facsimile)





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Thomas Blakeley
American Mold Guard, Inc.
February 1, 2006